Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31,
	1999	2000	2001	2002	2003
Computation of Earnings:
Loss from continuing operations before income taxes, minority interest and loss on equity method investments	$(74,811)	$(285,696)	$(515,493)	$(400,498)	$(316,980)

Add:
Interest expense	27,274	152,749	268,359	255,940	281,371
Operating leases	8,381	20,112	28,929	33,738	35,078
Amortization of interest capitalized	206	698	1,587	2,292	2,487

Earnings as adjusted	(38,950)	(112,137)	(216,618)	(108,528)	1,956

Computation of fixed charges:
Interest expense	27,274	152,749	268,359	255,940	281,371
Interest capitalized	3,379	11,365	15,321	5,835	672
Operating leases	8,381	20,112	28,929	33,738	35,078

Fixed charges	39,034	184,226	312,609	295,513	317,121

Deficiency in earnings required to cover fixed charges	$(77,984)	$(296,363)	$(529,227)	$(404,041)	$(315,165)

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca for the years ended December 31, 2000, 2001, 2002 and 2003.
(2)	For the purpose of this calculation, “earnings” consists of loss from continuing operations before income taxes, minority interest and loss on equity method investments, fixed charges (excluding interest capitalized), and amortization of interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.